UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28591/January 14, 2009

In the Matter of	:
	:
BLACKROCK ENHANCED EQUITY YIELD	:
& PREMIUM FUND, INC.	:
100 Bellevue Parkway	:
Wilmington, DE 18909	:
	:
(811-21755)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

BlackRock Enhanced Equity Yield & Premium Fund, Inc. filed an
application on November 19, 2008, requesting an order under
section 8(f) of the Act declaring that it has ceased to be an
investment company.

On December 19, 2008, a notice of filing of the application was
issued (Investment Company Act Release No. 28567). The notice
gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of
the information set forth in the application, that applicant
has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

Florence E. Harmon
Deputy Secretary